Exhibit 6.9

Termination Agreement

This Agreement entered this 28th day of May, 2021 is entered between Jason Black, the leaseholder of the Laredo Texas parcel and Cann American Corp. a California company.

Whereas, the parties previously entered into that certain contract on April 28th, 2021, whereby Cann American would develop the infrastructure for the hemp farming and processing operation on the Laredo leasehold, the parties hereby agree to terminate that contract until such time that Mr. Black, the adjacent leaseholder and the landlord agree on more favorable terms and conditions pertaining to the property and the proposed project.

Effective this 28th day of May, 2021

/s/ Jason Black	/s/ Jason Black
Jason Black – Leaseholder	Jason Black – President/CEO
Cann American Corp.